

May 4, 2018

Robert H. Bergdolt, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350

>   **Re: KBS Strategic Opportunity REIT, Inc.**
>   **Schedule TO-I**
>   **Filed April 23, 2018**
>   **File No. 005-89627**

Dear Mr. Bergdolt:

We have limited our review of the above filing to the issue we have addressed in our comment.

Please respond to this letter by amending the filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All capitalized terms used in this letter but not otherwise defined have the same meaning as in the filing.

Offer to Purchase

Summary Term Sheet, page 3

1. We note your disclosure at the bottom of page 11 that states, "Yes, we may amend or terminate the Offer in our sole discretion." Please revise to clarify that the Company may terminate the Offer only if one of the Offer conditions is neither satisfied nor waived.

Please contact me at (202) 551-8094 with any questions.

>   Sincerely,
>
>   /s/ David Plattner
>
>   David Plattner
>   Special Counsel
>   Office of Mergers and Acquisitions